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Direct Dial Number (202) 636-5804	E-mail Address jbonnie@stblaw.com

December 7, 2018

VIA COURIER AND EDGAR

Re:	Change Healthcare Inc.
Draft Registration Statement on Form S-1
Submitted October 26, 2018
CIK No. 0001756497

Matthew Crispino, Esq.

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Crispino:

On behalf of Change Healthcare Inc. (“Change Healthcare”), we hereby transmit via EDGAR for confidential submission with the Securities and Exchange Commission Amendment No. 1 (“Amendment No. 1”) to the above-referenced Draft Registration Statement relating to the offering of shares of its common stock, marked to show changes from the Draft Registration Statement confidentially submitted on October 26, 2018. The Draft Registration Statement has been revised in response to the Staff’s comments, to include unaudited condensed consolidated financial statements as of September 30, 2018 and for the six months ended September 30, 2018 and 2017 and to reflect certain other changes. In addition, Change Healthcare has included a

Securities and Exchange Commission	2	December 7, 2018

placeholder commencing on page 15 for “Recent Developments” disclosure of preliminary estimated unaudited financial results of the Joint Venture, which would be completed in the event that the offering proceeds at a time when such information is available but prior to the availability of interim financial statements for such period. Change Healthcare has also filed certain exhibits with Amendment No. 1. Change Healthcare advises the Staff that it will file any remaining required exhibits in one or more future pre-effective amendments. Change Healthcare understands that the Staff requires a reasonable amount of time for review.

In addition, we are providing the following responses to your comment letter, dated November 21, 2018, regarding the Draft Registration Statement. To assist your review, we have retyped the text of the Staff’s comments in italics below. Please note that all references to page numbers in our responses refer to the page numbers of Amendment No. 1. The responses and information described below are based upon information provided to us by Change Healthcare. Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Draft Registration Statement.

Draft Registration Statement on Form S-1 submitted October 26, 2018

About this Prospectus

Financial Statement Presentation, page i

1.

You disclose that Change Healthcare LLC (“Joint Venture”) was established on March 1, 2017. Revise to clarify that the formation of the Joint Venture was June 17, 2017 and the establishment represents the closing date of the Transactions as noted on page F-33.

Change Healthcare has revised page i to so clarify.

Method of Calculation, page ii

2.

On page 3 you disclose that for the year ended March 31, 2018, the Joint Venture generated solutions revenue of $3.0 billion, of which 87% was Recurring Revenue. Under “Method of Calculation” you disclose that Recurring Revenue figures in this prospectus

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represent revenue that can be expected to recur at frequent or regular intervals after an initial sale or renewal of a service or solution generally without the need for additional selling efforts. Revise to clarify how your historical measures of Recurring Revenue have aligned with “expected” recurrence in subsequent periods or qualify the degree of certainty over expected recurrence.

Change Healthcare advises the Staff that it presents Recurring Revenue in order to show the portion of its total revenue that is attributable to the ongoing use of or subscription to a service or solution after an initial sale or renewal without additional selling efforts. With respect to volume-based fee arrangements, the level of recurrence in any period is reflected in the amount of Recurring Revenue presented for that period. In the event a customer with a volume-based fee arrangement were not to use the solution or service at all in a given period, Recurring Revenue would not reflect any revenue from such customer. Change Healthcare has revised pages ii and iii to so clarify.

Summary

Investment Risks, page 10

3.

Please revise the list in this section to note that because McKesson directly owns 70% of the Joint Venture’s outstanding LLC units, until it completes a Qualified McKesson Exit its interests may conflict with those of investors in Change Healthcare Inc.

Change Healthcare has revised pages 11 and 77 to note that because McKesson directly owns 70% of the Joint Venture’s outstanding LLC units prior to this offering, it may have conflicting interests with holders of shares of Change Healthcare’s common stock.

Organizational Structure, page 12

4.

To facilitate an understanding of your organizational structure, please identify it as an “Up-C.” Also expand your disclosure to explain the business or strategic rationale for why this corporate structure was selected, including any material benefits to the parties involved. Please specifically address the Joint Venture aspect of the structure.

In response to the Staff’s comment, Change Healthcare has revised pages 12 and 87 to identify its organizational structure as an “UP-C” and to explain the rationale for why this corporate structure was selected.

5.

Please revise your disclosure in this section and on page 81 to include a diagram showing your organizational structure immediately following a Qualified McKesson Exit, or advise why this information would not be useful to investors.

Change Healthcare has revised pages 15 and 89 to include a diagram showing its organizational structure immediately following a Qualified McKesson Exit if the Qualified McKesson Exit were to occur immediately following the offering.

Securities and Exchange Commission	4	December 7, 2018

Risk Factors

“Contractual relationships with customers that are governmental agencies...”, page 57

6.

We note the disclosure in this risk factor that a portion of your revenue comes from governmental entities. While no customer represented more than 4% of your solutions in fiscal year 2018, it is unclear whether the amount of revenue attributable to all your government contracts or subcontracts is material. Please advise.

Change Healthcare respectfully advises the Staff that it has a diverse portfolio of government contracts that includes multiple federal agencies as well as many state and local government entities. While no individual government customer accounts for more than 4% of the Joint Venture’s solutions revenue, Change Healthcare estimates that the aggregate revenue attributable to all government contracts is approximately 7% of the Joint Venture’s solutions revenue. Accordingly, Change Healthcare respectfully advises the Staff that it does not believe it would be meaningful to investors to provide additional disclosure regarding these contracts.

Use of Proceeds, page 84

7.

You state that a portion of the net proceeds from this offering will be used for general corporate purposes, including repayment of a portion of your outstanding debt. To the extent known, please provide the amount that you will use to repay debt and clarify the “general corporate purposes” for which the remainder of the net proceeds in this offer is intended to be used. Refer to Item 504 of Regulation S-K.

Change Healthcare acknowledges the Staff’s comment and advises the Staff that determinations regarding the amount of indebtedness to be repaid have not yet been finalized. In a future pre-effective amendment to the registration statement, Change Healthcare will disclose the amount of its senior secured credit facilities that will be repaid. Change Healthcare has revised page 91 to contemplate presenting this information in such a future pre-effective amendment to the registration statement and has clarified the “general corporate purposes” for which the remainder of the net proceeds in this offering is intended to be used.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Change Healthcare LLC

Recent Developments, page 106

8.	Please file your Amended and Restated Master Services Agreement with Wipro, LLC and Wipro Limited or advise why this is not required. Refer to Item 601(b)(10)(ii)(B) of Regulation S-K.

Change Healthcare respectfully advises the Staff that the Amended and Restated Master Services Agreement (the “Master Services Agreement”) with Wipro, LLC and Wipro

Securities and Exchange Commission	5	December 7, 2018

Limited (jointly, “Wipro”) is not an agreement that is required to be filed as an exhibit in accordance with Regulation S-K Item 601(b)(10). Item 601(b)(10)(ii) states that “[i]f the contract is such as ordinarily accompanies the kind of business conducted by the registrant and its subsidiaries, it will be deemed to have been made in the ordinary course of business and need not be filed unless it falls within one or more of [certain enumerated categories], in which case it shall be filed except where immaterial in amount or significance.”

The Master Services Agreement was entered into in the ordinary course of business as it involves an outsourcing arrangement for services that ordinarily accompany Change Healthcare’s business of providing healthcare technology solutions and it does not fit within any of the enumerated categories of Item 601(b)(1)(ii), including Item 601(b)(10)(ii)(B) as discussed below.

Item 601(b)(10)(ii)(B) provides that “[a]ny contract upon which the registrant’s business is substantially dependent, as in the case of continuing contracts to sell the major part of registrant’s products or services or to purchase the major part of registrant’s requirements of goods, services or raw materials or any franchise or license or other agreement to use a patent, formula, trade secret, process or trade name upon which registrant’s business depends to a material extent” shall be filed even if entered into in the ordinary course of business.

Change Healthcare respectfully submits that while it values its relationship with Wipro, it is not “substantially dependent” on the Master Services Agreement. For the year ended March 31, 2018, the Joint Venture recorded operating expenses of $2.9 billion, net income of $192.4 million and Adjusted EBITDA of $943.8 million. The Master Services Agreement includes a minimum commitment of $1 billion in outsourced professional services over the ten-year term of the contract. This minimum commitment represents an average annualized amount of $100 million, or less than 5% of the Joint Venture’s total operating expenses for the year ended March 31, 2018. Further, Change Healthcare may terminate the Master Services Agreement at its option upon six months’ prior written notice to Wipro. Change Healthcare would then be responsible for the payment of the greater of (i) a termination fee equal to 25% of the remaining unspent $1 billion minimum commitment and (ii) the remaining unrecovered costs incurred by Wipro in connection with its performance under the agreement. Moreover, the market for the provision of outsourced services is highly competitive. Change Healthcare received proposals from multiple other outsourced service providers before entering into the Master Services Agreement with Wipro and is confident that there would be adequate alternative providers to engage in the event that either party terminates the Master Services Agreement.

Securities and Exchange Commission	6	December 7, 2018

Factors Affecting the Joint Venture’s Financial Condition and Results of Operations Customer Postage, page 113

9.

Revenue from customer postage fees related to payment and communication solutions volume is recognized on a gross basis. Please revise disclosure throughout the filing to describe the significant terms of your arrangements and the basis for gross reporting, and provide us with an analysis that supports your presentation taking into consideration the factors outlined in ASC 605-45-45.

Change Healthcare respectfully advises the Staff that it has considered the factors outlined in ASC 605-45-45 in determining that it is the principal under its contracts with its communication and payment services customers for customer postage fees. Under these agreements, the customers are generally required to reimburse Change Healthcare for any postage costs incurred in connection with performing its services for the customer. Such postage rates are negotiated on an individual customer basis, but are consistent with actual postage costs incurred. Change Healthcare’s arrangements generally include the following significant terms and conditions for each of its communication and payment services customers:

•	Change Healthcare prints and mails various medical-related items for its customers.

•	Change Healthcare’s customers agree to a fee for each mailing, billed as these services are performed.

•	Change Healthcare contracts directly with the respective mailing vendor (often the United States Postal Service (“USPS”)).

•

Depending on the mailing vendor, Change Healthcare either prepays the respective mailing vendor, from which the vendor deducts amounts for postage incurred, or the mailing vendor directly deducts amounts from Change Healthcare’s bank account for postage incurred.

•	Change Healthcare’s agreements require its customers to maintain a deposit account, which is assessed regularly to ensure an appropriate amount of funds are included within the account.

ASC 605-45 acknowledges that whether a company should recognize revenue on a gross or net basis is a matter of judgment that depends on the relevant facts and circumstances and provides a number of factors or indicators that should be considered in the evaluation. ASC paragraphs 605-45-45-3 through 14 provide eight indicators that may support reporting gross revenue. Although none of the indicators is necessarily presumptive or determinative, the first two factors below are considered strong indicators that an entity is acting as a principal in a transaction, and support presentation

Securities and Exchange Commission	7	December 7, 2018

of revenue on a gross basis. ASC paragraphs 605-45-45-15 through 18 provide three indicators that may support reporting revenue on a net basis, of which the first factor is a strong indicator that an entity is acting as an agent in a transaction. The following is a summary of the indicators and Change Healthcare’s assessment of those indicators:

Indicator	Strength of Indicator	Indicator Present
Indicators of Gross Presentation
1. Entity is Primary Obligor	Strong	Yes
2. Entity has General Inventory Risk	Strong	Not Applicable
3. Entity has Latitude in Establishing Price	Weak	Yes
4. Entity Changes the Product or Performs Part of the Service	Weak	Yes
5. Entity has Discretion in Supplier Selection	Weak	Yes, but limited number of suppliers available
6. Entity Is Involved in the Determination of Product or Service Specifications	Weak	Yes
7. Entity Has Physical Loss Inventory Risk – After Customer Order or During Shipping	Weak	Not applicable
8. Entity Has Credit Risk	Weak	Yes
Indicators of Net Presentation
1. Entity’s Supplier Is the Primary Obligor	Strong	No
2. Amount the Entity Earns is Fixed	Weak	No
3. Supplier Has Credit Risk	Weak	No
Overall Management Conclusion		Gross reporting

A detailed discussion of each of the indicators from ASC 605-45-45 is included below:

Indicators of Gross Reporting:

•

The Entity is the Primary Obligor in the Arrangement—Change Healthcare’s customers do not have an arrangement with the mailing vendor. Rather, each arrangement is solely between Change Healthcare and the customer. Under such arrangements, Change Healthcare is generally required to print and send documents (e.g., checks, explanation of benefits, customer invoices, etc.) as directed by its customers. Often, Change Healthcare fulfills this obligation by contracting directly with the USPS to deliver such mailings, but there are no terms within any customer arrangements which would limit Change Healthcare’s ability to utilize another mailing vendor. As a bulk purchaser of postage from the mailing vendor, Change Healthcare is subject to its rules and

Securities and Exchange Commission	8	December 7, 2018

regulations and is primarily liable for damages from the mailing vendor caused by faulty addresses provided to the respective vendor. While Change Healthcare seeks in its contracts with its customers to be reimbursed for such damages, the vendor generally has no direct recourse against any Change Healthcare customer. Accordingly, Change Healthcare considers itself to be the primary obligor in such arrangements.

•

The Entity had Latitude in Establishing Price—Change Healthcare’s price for its service is subject to variability based on negotiations with each customer and is explicit within Change Healthcare’s arrangement with the customer.

•

The Entity Changes the Product or Provides Part of the Service—Change Healthcare performs a part of the service (i.e., printing, sorting and delivery to the mailing vendor). From that point forward, however, the mailing vendor fulfills delivery to the intended destination.

•

The Entity has Discretion in Supplier Selection—While the USPS is a primary supplier used by Change Healthcare to send the printed documents, in certain cases, Change Healthcare uses other means of conveyance, the cost of which is similarly reimbursed by Change Healthcare’s customer. This includes other mailing vendors, such as FedEx or UPS. Accordingly, Change Healthcare has discretion in supplier selection.

•	Change Healthcare has Physical Loss Inventory Risk—This factor is not applicable as there is no inventory involved in the arrangements with Change Healthcare’s customers.

•

The Entity has Credit Risk—Change Healthcare incurs costs with the mailing vendor to mail the documents to the customers, a cost that is subject to later reimbursement by the customer. Change Healthcare is solely responsible for collecting any receivables from its customers associated with the provision of any communication and payment services for its customers but is still required to remit payment for any services provided by any mailing vendor, regardless of its collection efforts from its customers. While Change Healthcare mitigates a portion of the collection risk by use of a postage deposit, the amount of the postage deposit is generally not sufficient to fully cover the collection risk.

Indicators of Net Reporting:

•

The Entity’s Supplier is the Primary Obligor in the Arrangement—The supplier in the arrangement with the customer (e.g., the USPS) has no contractual relationship with Change Healthcare’s customer and owes no duty directly to Change Healthcare’s customer. The supplier is responsible only for conveying the printed documents to the respective final destination in exchange for postage from Change Healthcare. Accordingly, the entity’s supplier is not the primary obligor.

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•

The Amount the Entity Earns is Fixed—Change Healthcare negotiates the price of the service directly with its customer and the price is not otherwise fixed. Accordingly, this factor is not a relevant indicator of net reporting.

•

The Supplier Has Credit Risk—Under the arrangements with the mailing vendors, Change Healthcare is required to either prepay for the cost of postage or have amounts directly deducted from its bank account for actual postage incurred. It receives no services from the USPS on credit. However, if Change Healthcare’s customer does not maintain an appropriate postage deposit, Change Healthcare bears the collection risk.

Based on the analysis described above, management has concluded that Change Healthcare should recognize revenue based on the gross amount billed to customers for all communication and payment services because it has acted as the principal in the sale of the related products, including postage, it is the primary obligor, it has the relationship with the customer, it deals with the customer to initiate the transaction, it has discretion in supplier selection, it is responsible to the customer for anything that goes wrong with the services being provided and it has credit risk. As indicated above, each of the applicable gross presentation indicators are present while none of the net presentation indicators are present. Consideration of such indicators supports gross recognition of this revenue.

In addition to Change Healthcare’s consideration of the above factors that support its recognition of postage revenue on a gross basis, Change Healthcare also notes that ASC 605-45-45-23 requires that reimbursements for out-of-pocket expenses incurred be characterized as revenue in the income statement.

In response to the comment, Change Healthcare has revised pages 138 and F-50 to explain that Change Healthcare records as revenue the gross amount it receives from customers for postage fees and that revenue is recorded on a gross basis because Change Healthcare is acting as a principal in the transaction as it establishes pricing for such services, is the primary obligor to its customers and assumes credit risk for amounts billed to its customers.

Key Performance Measures, page 114

10.

We note your definition and disclosure related to the two measures, customer retention and recurring revenue, on page ii. Please revise to include similar disclosure of these measures in this section, as these appear to be key metrics that you use when evaluating your business operations and performance. Disclose the customer retention rate for the year ended March 31, 2018. Explain how you derive recurring revenue and its relationship and reconciliation to your reported contractual revenue presented in your

Securities and Exchange Commission	10	December 7, 2018

financial statements. In addition, since the composition of customer retention’s top providers and payers may change year to year and you do not track related revenue amounts, revise to explain the limitations of this metric and its utility in understanding year to year revenue performance.

Change Healthcare respectfully advises the Staff that it does not utilize customer retention or recurring revenue when evaluating its business operations, performance or results from period to period. Change Healthcare has presented this data because it evidences characteristics relevant to an understanding of its business and the nature of its revenue streams in a manner similar to the other statistical information presented in the description of its business. Since Change Healthcare does not view this information as key performance metrics, but rather as traits or features of its business, Change Healthcare does not believe it would be appropriate or consistent with how Change Healthcare evaluates its results to present this information as Key Performance Measures within the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of the Registration Statement.

Results of Operations

Year Ended March 31, 2018 Compared to Period from June 17, 2016 (Inception) to March 31, 2017, page 117

11.

In this section, as well as in the sections discussing results of operations for Legacy CHC and Core MTS, you identify multiple variables as the reasons for the period to period changes in your operating results; however, you do not quantify the impact of each of these variables. Where a material change is attributed to two or more factors, including any offsetting factors, the contribution of each identified factor should be described in quantified terms. Please revise to quantify the impact of each material factor that you discuss to provide your readers with better insight into the underlying reasons behind the changes in your results. Refer to Instruction 4 to Item 303(a) of Regulation S-K and Section III.D of Release No. 33-6835.

In response to the Staff’s comment, Change Healthcare has revised Management’s Discussion and Analysis of Financial Condition and Results of Operations to include additional quantitative information about material factors affecting the results of the Joint Venture, Legacy CHC and Core MTS in the periods discussed.

Securities and Exchange Commission	11	December 7, 2018

Change Healthcare LLC

Critical Accounting Estimates

Revenue Recognition, page 125

12.

You disclose here and throughout the filing hardware and maintenance support sales as part of your software systems technology solutions in multiple-element arrangements. Tell us how material such hardware sales were in each period, and how you considered separate presentation of product and services pursuant to Rule 5-03(b) (1) and (2) of Regulation S-X.

Change Healthcare acknowledges the Staff’s comment, but after consideration of Rule 5-03 of Regulation S-X, respectfully submits that it is appropriate for Change Healthcare to continue to include hardware revenue within the solutions revenue line item of its consolidated statement of operations.

Under Rule 5-03 of Regulation S-X, “each class which is not more than 10% of the sum of the items may be combined with another class.” The primary business of Change Healthcare is to provide a comprehensive suite of software, analytics, technology-enabled services and network solutions that drive improved results in the complex workflows of healthcare system payers and providers. Change Healthcare utilizes certain tools and equipment in the performance of these services and, in certain cases, sells tangible products (hardware) to its customers. Revenue from hardware sales was less than 2% of revenue for the year ended March 31, 2018 and less than 3% of revenue for the period ended March 31, 2017. Accordingly, over 90% of Change Healthcare’s revenue is derived from services. Based on the guidance in Section 5-03(b) of Regulation S-X and the nature of Change Healthcare’s revenue being derived primarily from services, Change Healthcare believes that it is appropriate to continue to present solutions revenue as a single line item in its consolidated statement of operations. Additionally, Change Healthcare notes that its financial statements include disclosure of revenue disaggregated by reportable segment (Software and Analytics, Network Solutions, and Technology-Enabled Services).

Business, page 152

13.

On page 24, you disclose that you have launched a “blockchain solution that supports approximately 20 million transactions per day.” Please expand your disclosure to clarify how your solution utilizes blockchain technology.

Change Healthcare has revised page 167 to describe how this solution utilizes blockchain technology.

14.

In regard to the bulleted list on page 153, please revise the first bullet to briefly explain how the provider was able to use your solution to decrease its accounts receivable. Also, please revise the bullets as necessary to disclose the dates during which the results were achieved.

Change Healthcare has revised the bullet points on pages 3 and 166 to address the matters identified in the Staff’s comment.

Securities and Exchange Commission	12	December 7, 2018

Certain Relationships and Related Person Transactions, page 205

15.

Please confirm that you intend to file as exhibits the Contribution Agreement, the Management Services Agreement and the intellectual property license agreements or tell us why you do not intend to file them.

Change Healthcare has filed the Contribution Agreement and the intellectual property license agreements as exhibits to the Registration Statement.

Change Healthcare respectfully advises the Staff that it is still in the process of determining whether the Management Services Agreement will terminate in connection with the offering. Change Healthcare advises the Staff that it will file the agreement as an exhibit in a future pre-effective amendment to the Registration Statement unless determinations with respect to the termination or settlement of this contract are such that filing the contract would not be required by Item 601 of Regulation S-K or otherwise provide material information to investors not already disclosed in the Registration Statement. Change Healthcare acknowledges that the Staff requires a reasonable amount of time to review all exhibits.

Change Healthcare LLC

Notes to Consolidated Financial Statements

Revenue Recognition, page F-37

16.

Your Business section discussion, “Predictable revenue profile and attractive, scalable model” on page 159 discloses you use a contingency-based revenue model where presumably you earn revenue when customers derive cost savings. Please explain and disclose in greater detail how this model works and reference the appropriate accounting literature. Revise the disclosures under your Critical Accounting Estimates and revenue recognition policies to address this model for Change Healthcare LLC and the relevant predecessors to Change Healthcare, Inc., i.e. legacy Change Healthcare, Inc. and CORE MTS.

Change Healthcare respectfully advises the Staff that its contingent fee arrangements relate primarily to its revenue cycle management services, payment integrity and eligibility and enrollment, and revenue optimization services. These service offerings comprised approximately 17.6%, 3.6%, 2.7% and 0.3% of consolidated revenue, respectively, for the year ended March 31, 2018. In the case of the revenue cycle management services, Change Healthcare provides a variety of services to hospitals, medical practices and other healthcare providers, which may include medical coding, billing, collection and other services on behalf of its customers. Customers sign multi-year contracts to receive these services, and the fee received by Change Healthcare is generally based on a percentage of actual net collections by the customer. In the case of its payment integrity and revenue optimization services, Change Healthcare is entitled to a specified percentage of the savings the customer realizes as a result of Change

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Healthcare’s services. In the case of the eligibility and enrollment services, Change Healthcare receives a fee from a hospital provider based on its success in qualifying the hospital provider’s customer for one of various forms of third-party insurance or other coverage. Regardless of whether revenue cycle management services, payment integrity or eligibility and enrollment services are involved, the amount of revenue Change Healthcare earns is contingent upon the resolution of the identified contingencies. In the case of the revenue cycle management services, the contingency is resolved upon successful collection of an outstanding billing by the customer. In the case of the payment integrity services, the contingency is resolved when the customer agrees to the amount of the identified saving. In the case of the eligibility and enrollment and revenue optimization services, the contingency is resolved upon collection by the customer of amounts due from the third-party payer. Change Healthcare has revised pages 121 and 122 to so disclose.

Change Healthcare recognizes revenue once each of the criterion of ASC 605 has been satisfied:

•	Persuasive evidence of an arrangement exist

•	Delivery has occurred

•	Fees are fixed or determinable

•	Collectability is reasonably assured

While these criteria must be satisfied prior to recognition of any revenue in any customer arrangement, the most relevant of these criterion to the contingent fee aspect of the arrangements involves the delivery has occurred criterion in the case of the payment integrity services (i.e., upon customer acceptance) and the fees are fixed or determinable criterion in the case of the eligibility and enrollment services, revenue cycle management and revenue optimization services (i.e., upon collection by the customer).

Change Healthcare has revised the disclosures under Critical Accounting Estimates on page 138 to clarify that revenue for revenue cycle management outsourcing services is generally based on a percentage of collections by Change Healthcare’s customer, and recognized in the same period as the collections occur.

Change Healthcare also respectfully notes that the below descriptions of these service offerings are included in the revenue recognition policy footnotes from the F-pages of the Draft Registration Statement, on pages F-49, F-122 and F-176, respectively:

“Revenue for certain services (including eligibility and enrollment services) are subject to customer acceptance or collection by the Company’s customer and revenue in such circumstances is recognized upon such customer acceptance or resolution of collection contingencies.”

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“Revenue for our eligibility and enrollment and revenue optimization solutions generally are recognized at the time that our provider customer receives notice from the payer of a pending payment. Revenue for payment integrity solutions are recognized at the time that notice of customer acceptance is received.”

“Revenue cycle management outsourcing service revenue is generally based on a percentage of collections by the Company’s customers and recognized in the same period as the collections occur.”

Change Healthcare notes that there were no revenue cycle management outsourcing services offered by Legacy CHC and that the payment integrity and eligibility and enrollment services (including revenue optimization) were not offered by the Core MTS.

Exhibit Index, page II-5

17.

We note your cautionary statements concerning the representations and warranties in the agreements included as exhibits to the registration statement. Please advise why you have included this language.

Change Healthcare respectfully advises the Staff that it believes this language provides helpful context regarding the nature of the representations and warranties in the agreements included as exhibits to the registration statement, the circumstances under which such representations and warranties were made and the intent of the parties in making such representations and warranties. Change Healthcare believes this context enables investors to better evaluate the utility of the representations and warranties as disclosure of the applicable subject matter.

General

18.

Please supplementally provide us with copies of any graphical materials or artwork that you intend to use in your prospectus. Upon review of such materials, we may have further comments. For guidance, consider Question 101.02 of our Securities Act Forms Compliance and Disclosure Interpretations.

Change Healthcare respectfully advises the Staff that artwork for the inside front and back covers of the prospectus are still being prepared. Change Healthcare will provide the Staff with copies of such artwork for review prior to inclusion in any preliminary prospectus delivered to prospective investors. Change Healthcare acknowledges that the Staff must have sufficient time to review the graphical materials or artwork.

Securities and Exchange Commission	15	December 7, 2018

19.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Change Healthcare respectfully advises the Staff that it has not presented, and has not authorized anyone on its behalf to present, any written communications, as defined in Rule 405 under the Securities Act to potential investors in reliance on Section 5(d) of the Securities Act. To the extent that Change Healthcare, or anyone authorized on its behalf, presents any such written communications to potential investors in the offering in reliance on Section 5(d) of the Securities Act, Change Healthcare will supplementally provide copies of any such written communications to the Staff.

*        *        *         *        *

Please do not hesitate to call me at 202-636-5804 or William R. Golden III at 202-636-5526 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Joshua Ford Bonnie

cc:	Securities and Exchange Commission

Barbara C. Jacobs

Brittany Ebbert

Craig Wilson

Change Healthcare Inc.

Neil E. de Crescenzo

Fredrik Eliasson

Loretta A. Cecil

Ropes & Gray LLP

Craig E. Marcus

Tara Fisher